EXHIBIT 99.17(d)(3)


                              IMPORTANT INFORMATION
                 PLEASE RESPOND NO LATER THAN DECEMBER ___, 1999


            INSTRUCTIONS FOR "CASHING OUT" OR "CANCELLING" OPTIONS TO
                            PURCHASE COMMON STOCK OF
                          TRANSFINANCIAL HOLDINGS, INC.


Dear Option Holder:

     As you are aware, TransFinancial Holdings, Inc. ("TFH") has agreed, subject to stockholder approval, to be acquired by COLA Acquisitions, Inc. ("COLA") through an all-cash merger (the "Merger"). If approved by TFH stockholders and consummated, the Merger will result in each public TFH stockholder receiving $6.03 in cash for each share of TFH Common Stock (the "Common Stock") held by such stockholder immediately preceding the effective date of the Merger.

     One of the obligations imposed on TFH in connection with the proposed Merger is the cancellation of all options to purchase Common Stock. As a holder of options, you are affected by such cancellation. Accordingly, please read the following provisions carefully. If you accept these provisions, please sign, date and return the attached copy of this letter, together with the original copy of your option agreement(s), to Mr. Mark Foltz, Corporate Secretary, TransFinancial Holdings, Inc., 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214 in the enclosed envelope. Your immediate attention to this matter is appreciated.

     1. You acknowledge that Attachment A hereto is a complete and correct statement of the number of shares of Common Stock subject to purchase under options (the "Options") held by you and of the exercise prices pursuant to those options.

     2. Upon the effective date of the Merger, your Options will be cancelled and extinguished without any further action by TFH or you, and will thereupon be forever null and void. In exchange therefor, you will receive within thirty days of the Merger the amount shown on Attachment A, in cash, without interest. This amount was derived as follows: (a) for each Option (vested and unvested) with an exercise price below $6.03 per share, you will receive an amount equal to (i) the excess of $6.03 over the exercise price per share of such Option multiplied by (ii) the number of shares issuable upon exercise of that Option, and (b) for each Option (vested and unvested) with an exercise price at or above $6.03, you will receive twenty cents ($0.20) multiplied by the number of shares issuable upon exercise of that Option. These amounts are reduced by any required tax withholding.

     3. The documents delivered by you with this letter, and your executed copy of this letter (the "Documents") will be held by TFH in escrow pending the consummation of the Merger. In the event the Merger is not consummated, the Documents will be returned to you and

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your options to purchase Common Stock of TFH will remain in effect in accordance with their terms.

     4. Being mailed to you under separate cover at the same time as this letter is a copy of the Proxy Statement of TFH distributed to the TFH stockholders with respect to the stockholder meeting at which the proposed Merger is to be considered.

     5. In the event the Merger is consummated, you hereby release TFH and COLA, and all of their officers, directors, agents, affiliates, successors and assigns, from, and you hereby waive, any claim you may have against any of them, whether known or unknown, fixed or contingent, now existing or hereafter arising, in any manner connected with your Options, or any other matter relating to claimed ownership of any other option, right, or agreement to purchase or sell Common Stock, acknowledging that your sole claim shall be limited to a claim against TFH and its successors for the dollar amount described in Paragraph 2 of this letter.

     Please sign, date, and return this letter with the appropriate documents in the enclosed envelope as soon as is practicable, but in no event later than December ___, 1999.

                                      TRANSFINANCIAL HOLDINGS, INC.


                                      Timothy P. O'Neil, Chief Executive Officer
AGREED AND ACCEPTED:


Signature:

Name (please print):

Date:            , 1999